              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

              Commission File Number     1-6068

                RINI - REGO SUPERMARKETS, INC.
   (Exact name of registrant as specified in its charter)


       5300 Richmond Road, Bedford Heights, Ohio, 44146
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

9 3/4% Subordinated Debentures due December 30, 2001; 6 1/2%
    Convertible Subordinated Debentures due June 1, 1994
  (Title of each class of securities covered by this Form)

                         None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i) [X]   Rule 12h-3(b)(1)(ii)[ ]
       Rule 12g-4(a)(1)(ii)[ ]   Rule 12h-3(b)(2)(i) [ ]
       Rule 12g-4(a)(2)(i )[ ]   Rule 12h-3(b)(2)(ii)[ ]
       Rule 12g-4(a)(2)(ii)[ ]   Rule 15d-6          [ ]
       Rule 12h-3(b)(1)(i) [X]

Approximate number of holders of record as of the certification or notice date:  2

     Pursuant to the requirements of the Securities Exchange Act of 1934 Rini-Rego Supermarkets, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: April 14, 1997               By:/s/ Ronald W. Ocasek
                                   Ronald W. Ocasek, Senior Vice
                                   President, Chief Financial
                                   Officer and Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6of the General Rules and Regulations under the Securities

Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.